

June 18, 2014

<u>Via E-mail</u>
Sean Shenglong Zou, CEO
Xunlei Limited
4/F, Hans Innovation Mansion, North Ring Road
No. 9018 High-Tech Park, Nanshan District
Shenzhen, 518057
People's Republic of China

     Re: **Xunlei Limited**
           Amendment No. 1 to Registration Statement on Form F-1
           Filed June 12, 2014
           File No. 333-196221

Dear Mr. Zou:

     We have reviewed your registration statement and have the following comments. References to prior comments are to those in our letter dated June 6, 2014.

<u>Summary consolidated financial data, page 12</u>

1.   In light of your disclosure on page 11 that the high end of the estimated pricing range is below the prevailing conversion prices for your series C, D, and E preferred shares resulting in an anticipated adjustment to the conversion prices, describe for us the basis for including the adjusted Article 11 pro forma net loss in your summary and selected financial data presentations as well as pro forma presentation on pages P-17 and P-18.

2.   Please revise footnote (2) on pages 14 and 86 to provide supporting calculations for Net (loss)/income attributable to holders of common shares of Xunlei Limited per ADS and Pro forma as adjusted earnings per ADS.

3.   Please revise your presentation to include the pro forma as adjusted net (loss)/income attributable to Xunlei Limited's common shareholders considering the anticipated anti-dilution clause triggered upon the offering appears to impact net (loss)/income.

4.   Please revise footnote (5) on pages 15 and 86 to provide supporting calculations for the adjustment for the triggering of the anti-dilution clause for the series C, D, and E preferred shares as a result of this offering. Provide similar disclosure in your pro forma condensed financial information starting on page P-1.

Management's discussion and analysis of financial condition and results of operations

Description of certain statement of operations items

Subscriptions, page 91

4.   We note your response to prior comment two. Please revise the risk factor that begins on page 47 to provide further details regarding the actions taken during your internal compliance investigation so that investors may better evaluate the significance of the risk that removal of prohibited content from your platform may harm your results of operations. For example, discuss the amount of content removed and the approximate date it was removed. Also, please address the possible impact of the removal of the prohibited content on your results of operations as a known uncertainty in your Management's Discussion or tell us why this is not required.

Description of American Depositary Shares

How do you vote, page 212

5.   Please revise your disclosure to clarify how many days' notice you will provide the depositary of an upcoming meeting. Additionally, please make clear the circumstances where you would not instruct the depositary to notify ADS holders of shareholders' meetings or where the depositary may itself determine not to notify ADS holders.

Pre-release of ADSs, page 216

6.   We note your disclosure that the depositary has full discretion on how and to what extent it may disregard the 30% limit for the amount of ADSs that may be outstanding at any time as a result of pre-release. Please include related risk factors, if any, as necessary.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs for

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc: Via E-mail
         Z. Julie Gao, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP